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                                                                    EXHIBIT 12.2

    COMPUTATION OF PRO FORMA RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                     PREFERRED STOCK DIVIDEND REQUIREMENTS
                                 (IN THOUSANDS)

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                                               YEAR ENDED    NINE MONTHS ENDED
                                             AUGUST 31, 1996   MAY 31, 1997
                                             --------------- -----------------
                                               (UNAUDITED)      (UNAUDITED)
Fixed charges, as defined:
  Interest on long-term debt................    $ 32,181         $ 23,800
  Other interest............................       3,184            2,298
  Amortization of debt issue costs..........         530              398
                                                --------         --------
    Total fixed charges.....................      35,895           26,496
  Preferred dividend requirement............      34,772           26,079
                                                --------         --------
    Total fixed charges and preferred stock
     dividends requirements.................    $ 70,667         $ 52,575
                                                ========         ========
Earnings, as defined:
  Income before income taxes................    $119,480         $164,339
  Total fixed charges (as shown above)......      35,895           26,496
                                                --------         --------
    Earnings available for fixed charges and
     preferred dividend requirements........    $155,375         $190,835
                                                ========         ========
Ratio of earnings to combined fixed charges
 and preferred dividend requirements........        2.20x            3.63x
                                                ========         ========
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